

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

February 21, 2008

<u>Via Facsimile</u>

Byung Yim
President, Chief Executive Officer and Chief Financial Officer
TRB Systems International, Inc.
c/o Alenax (Tianjin) Corp.
Rome Garden Bldg-1, Suite #1302
1 Young An-Road, Hexi-District
Tianjin (300024), China

> **RE: TRB Systems International, Inc.**
> **Amendment No. 1 to Form 10-KSB for the Year Ended June 30, 2007**
> **Amendment No. 1 to Form 10-QSB for the Period Ended September 30, 2007**
> **Amendment No. 1 to Form 10-QSB for the Period Ended December 31, 2007**
> **File Number: 333-07242**

Dear Mr. Yim:

We have completed our review of your Form 10-KSB and related filings, and at this time do not have further comments.

Sincerely,

Michael Fay
Accounting Branch Chief